                                W. R. Grace & Co.
                                7500 Grace Drive
                          Columbia, Maryland 21044-4098

                                 August 29, 2005

VIA EDGAR
---------

Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-0507

                  Re:      W. R. Grace & Co.
                           File Number: 1-13953
                           --------------------

Dear Ms. Blye:

         This letter responds to your request for information as transmitted to
W. R. Grace & Co. (the "Company") by letter dated August 8, 2005 and supplements the information set forth in the Company's response dated April 28, 2005 to your previous request for information transmitted to the Company by letter dated
April 5, 2005. For your convenience we have reprinted your comments in italicized text below, immediately followed by the Company's responses.

COMMENT 1. In your letter dated April 28, 2005, you state that prior to 2004
"sales to Libya were made from Grace subsidiaries in Europe." Please provide us with annual revenue totals from your European subsidiaries' sales to Libya and/or Libyan persons from 2001 through 2004. Advise us whether in 2004 you conducted business in or with Libya, or with any Libyan persons, other than through your European subsidiaries, before most U.S. sanctions against Libya were lifted in September 2004.

RESPONSE 1. Annual revenue totals from the Company's non-U.S. European subsidiaries for sales shipped into Libya from 2001 to 2004 were approximately as follows:



Year                            2004                 2003                  2002                 2001
                                ----                 ----                  ----                 ----

Revenues                      $372,000             $563,000              $228,000             $341,000


During the period of 2004 prior to the lifting of U.S. sanctions against Libya, sales shipped into Libya, whether to the government of Libya, or to any Libyan persons, were conducted only through European subsidiaries and were managed and carried out by the non-U.S. management and personnel of those subsidiaries acting independently of the

U.S. parent company and any other U.S. affiliate, and acting without any involvement of any U.S. person.

COMMENT 2. Please provide us with your view as to whether sales to Libya and/or
Libyan persons by you and your European subsidiaries prior to the lifting of most U.S. trade sanctions are material to you, or constitute a material investment risk to your security holders, when considered in light of non-quantitative factors such as their potential impact upon your reputation and/or share value. In this regard, please advise us whether your and your subsidiaries' sales into Libya prior to the lifting of U.S. sanctions were sales to agencies of, or entities controlled by, the Libyan government.

RESPONSE 2. Sales by the Company's non-U.S. European subsidiaries into Libya comprised less than .03% of the Company's consolidated worldwide revenues for each year in the period 2001 to 2004. Accordingly, the Company does not believe that Libyan sales were material or represented a material financial risk to the
Company or its operations. The Company believes that the conduct of international business with Libya or other international parties in compliance with applicable law does not constitute a material investment risk to the
Company's security holders. The Company believes that certain of the sales by the Company's European subsidiaries into Libya were to entities owned and/or controlled by the government of Libya.

         As requested in your letter, the Company hereby confirms that: the
Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact the undersigned at (410) 531-8778 if you have any questions or comments with respect to this response.

                                                     Very truly yours,

                                                     Michael W. Conron

cc:      Mark A. Shelnitz
         Stephen H. Ahern
         William Dockman